UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                              JOHNSON OUTDOORS INC.
                              ---------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
                                  ------------
                                 (CUSIP Number)

             Linda L. Sturino, 555 Main Street, Suite 500, Racine,
                        Wisconsin 53403 - (262) 260-4046
                        --------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 8, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 479254 10 4                                          Page 2 of 7 Pages


========== =====================================================================
  1        NAME OF REPORTING PERSON

           Samuel C. Johnson
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [X]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           Not Applicable
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

           Not Applicable
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            2,473,239 (1)(2)
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          1,135,330 (1)
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          2,473,239 (1)(2)
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            1,135,330 (1)
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,608,569 (1)(2)
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]

            Not Applicable
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            43.6%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(2) Includes options to acquire shares of Class A Common Stock that are exercisable within 60 days.

Item 1.   Security and Issuer.
          -------------------

          Class A Common Stock, par value $.05 per share
          Johnson Outdoors Inc.
          555 Main Street
          Racine, Wisconsin 53403

Item 2.   Identity and Background.
          -----------------------

     This statement is being filed by Samuel C. Johnson. Certain information regarding the foregoing person is set forth below.

          (a)-(b) Name and Business Address
                  -------------------------

                  Samuel C. Johnson
                  555 Main Street
                  Racine, Wisconsin  53403

          (c)  Principal Occupation and Employment
               -----------------------------------

               Retired.

     (d)-(e) During the last five years, the reporting person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship
          -----------

          United States

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Not applicable.

Item 4.   Purpose of Transaction.
          ----------------------

     The reporting person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the company, or the disposition of securities of the company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the company;

     (f) Any other material change in the company's business or corporate structure;

     (g) Changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any other person;

     (h) Causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below:

                                                                                             Percentage of
                                                                                           Outstanding Shares
        Reporting       Sole Voting and      Shared Voting and          Aggregate              of Class A
         Person        Dispositive Power     Dispositive Power     Beneficial Ownership       Common Stock
         ------        -----------------     -----------------     --------------------       ------------
Samuel C. Johnson       2,473,239 (1)(2)       1,135,330 (1)         3,608,569 (1)(2)        43.6% (1)(2)(3)

_______________
(1) Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
(2) Includes options to acquire 8,611 shares of Class A Common Stock that are exercisable within 60 days.
(3) Based on 7,211,649 shares of Class A Common Stock outstanding on July 7, 2003 and 1,062,330 shares of Class B Common Stock beneficially owned by the reporting person.

     Mr. Johnson may be deemed to share voting and dispositive power with respect to certain shares with Imogene P. Johnson, Helen P. Johnson-Leipold, S. Curtis Johnson, JWA Consolidated, Inc. and Johnson Trust Company. Certain information with respect to such persons is set forth below:

                 Name and                            Principal Occupation                       Name, Address
             Business Address                           and Employment                     and Principal Business
             ----------------                           --------------                     ----------------------
Johnson Trust Company                                   Not Applicable                     Bank and Trust Company
555 Main Street
Racine, WI  53403
State of Organization:  Wisconsin

Imogene P. Johnson                                           None                                   None
555 Main Street
Racine, WI  53403
Citizenship:  United States

Helen P. Johnson-Leipold                                 Chairman and                       Johnson Outdoors Inc.
555 Main Street                                    Chief Executive Officer                     555 Main Street
Racine, WI  53403                                                                             Racine, WI 53403
Citizenship:  United States

                                                                                         Manufacturer and marketer of
                                                                                           recreational products.

JWA Consolidated, Inc.                                  Not Applicable             Holding company for purposes of owning
555 Main Street                                                                               stock of Company.
Racine, WI  53403
State of Organization:  Delaware

S. Curtis Johnson                                    Chairman-Worldwide                       Johnson Diversey
555 Main Street                                        Professional                            1326 Willow Road
Racine, WI 53403                                                                             Sturtevant, WI 53177

Citizenship:  United States

     During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (c) On July 8, 2003, for aggregate consideration of $2,238,963, the Samuel
C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated (the "Trust"), granted to each of Helen P. Johnson-Leipold, S. Curtis Johnson,
H. Fisk Johnson and Winifred J. Marquart an option to purchase shares of Johnson Outdoors Inc.'s (the

"Company") Class A Common Stock, par value $.05 per share
(the "Class A Common Stock"), from the Trust for an exercise price of $13.40 per share (the "Option Agreement"). No other transactions have been effected during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------

          See Item 6 in Amendment No. 4 to Schedule 13D filed on August 18,
          1997.

          Pursuant to the Option Agreement, Helen P. Johnson-Leipold was granted an option with an exercise price of $13.04 to purchase 485,000 shares of the Company's Class A Common Stock; and each of S. Curtis Johnson,
          H. Fisk Johnson and Winifred J. Marquart was granted an option with an exercise price of $13.04 to purchase 161,667 shares of the Company's Class A Common Stock. Each option is exercisable as of July 8, 2003 and expires on January 7, 2005. Mr. Johnson is the sole trustee of the Trust. The Option Agreement is attached as an exhibit to this Amendment No. 11 to the Schedule 13D and is incorporated by reference into this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          (a) Johnson Outdoors Inc. Class B Common Stock Voting Trust (Filed with Amendment No. 4 to Schedule 13D filed on August 18, 1997)

          (b) Option Agreement, dated July 8, 2003, by and among the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated, Helen P. Johnson-Leipold, S. Curtis Johnson, H. Fisk Johnson and Winifred J. Marquart.

          (c)  Power of Attorney

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 9, 2003


                                           Samuel C. Johnson



                                           /s/ Linda L. Sturino
                                           -------------------------------------
                                           By Linda L. Sturino, attorney-in-fact


                                           and


                                           /s/ Jane M. Hutterly
                                           -------------------------------------
                                           By Jane M. Hutterly, attorney-in-fact